Exhibit 99.1

PAYSAFE REPORTS FOURTH QUARTER AND FULL YEAR 2025 RESULTS

London, UK – March 3, 2026 – Paysafe Limited (NYSE: PSFE) today announced financial results for the fourth quarter and full year of 2025.

Fourth Quarter 2025 Summary

(compared to fourth quarter of 2024)

•
Revenue of $438.4m, net loss of $25.2m or ($0.45) per diluted share
•
Organic revenue increased 4%
•
Adjusted net income of $25.5m or $0.46 per diluted share
•
Adjusted EBITDA of $102.1m, decreased 1%
•
Repurchased 5.9m shares for $42m

Full Year 2025 Summary

(compared to full year 2024)

•
Revenue of $1,701.4m, net loss of $182.5m or ($3.14) per diluted share
•
Organic revenue increased 5%
•
Adjusted net income of $114.3m or $1.95 per diluted share
•
Adjusted EBITDA of $428.8m, a decrease of 5%
•
Repurchased 9.5m shares for $92m

"Paysafe’s fourth quarter results are consistent with what we outlined in November, and the full year of 2025 marks our third consecutive year of organic revenue growth. Over the past three years, we have rebuilt our foundation to enhance scale, speed, and durability, while renewing our commitment to product innovation. This has driven significant progress on our vitality index, delivering sustainable contributions to growth today and increasing the value of our product roadmap for the future. In 2026, we are focused on creating outstanding experiences for both our customers and employees, while targeting higher revenue growth and double-digit adjusted earnings per share growth.”

Bruce Lowthers, CEO of Paysafe

Fourth Quarter and Full Year of 2025 Summary of Consolidated Results

	Three Months Ended		Year Ended
	December 31,		December 31,
($ in thousands) (unaudited)	2025	2024	2025	2024
Revenue	$438,355	$420,070	$1,701,388	$1,704,835
Gross Profit (excluding depreciation and amortization)	$244,564	$236,605	$960,191	$989,073
Net (loss) / income	$(25,228)	$33,511	$(182,507)	$22,160

Adjusted EBITDA	$102,081	$103,345	$428,848	$452,054
Adjusted net income	$25,515	$29,563	$114,318	$132,520

Fourth Quarter 2025

Reported revenue for the fourth quarter of 2025 was $438.4 million, an increase of 4%, compared to $420.1 million for the fourth quarter of 2024, including a headwind of $12.9 million related to the disposed direct marketing payments processing business line ("disposed business"). Organic revenue growth for the fourth quarter was 4%, reflecting 2% organic growth from Merchant Solutions and 6% organic growth from Digital Wallets. Organic performance was led by continued double-digit growth from e-commerce fueled by North America iGaming, strong demand for Paysafe's suite of local payment solutions in Latin America, as well as growth from consumer product initiatives across Europe. This was partially offset by a modest decline in revenue from US small and medium-sized businesses ("SMBs").

Net loss for the fourth quarter was $25.2 million, compared to net income of $33.5 million in the prior year period, including an increase in restructuring and other costs of $18.3 million, primarily related to legal costs. Additionally, other expense increased by $20.5 million, mainly reflecting gains on foreign exchange in the prior year period. Adjusted net income for the fourth quarter was $25.5 million, compared to $29.6 million in the prior year period.

Adjusted EBITDA for the fourth quarter decreased 1% to $102.1 million, compared to $103.3 million in the prior year period, as revenue growth was offset by impacts largely related to business mix and lower interest revenue, which were unfavorable to gross profit margin as well as an increase in selling, general and administrative expenses.

Movement in foreign exchange rates was favorable to fourth quarter revenue and Adjusted EBITDA by $18.3 million and $6.0 million, respectively.

Fourth quarter operating cash flow increased 27% to $74.9 million, compared to $58.9 million in the prior year period, mainly driven by inflows from working capital. Unlevered free cash flow was $103.0 million, compared to $70.5 million in the prior year period.

Full Year 2025

Total revenue for the full year 2025 was $1,701.4 million, flat compared to $1,704.8 million in 2024, despite a headwind of $99.1 million (approximately 6 percentage-points) related to the disposed business. Organic revenue growth for the full year was 5%, reflecting 5% organic growth from Merchant Solutions and 4% organic growth from Digital Wallets.

Net loss for the full year 2025 was $182.5 million, compared to net income of $22.2 million in 2024, which included an increase in income tax expense of $118.6 million, mainly related to the recognition of valuation allowances against deferred tax assets in the US and UK which were non-cash charges. Net loss also reflects an increase in restructuring and other costs of $43.2 million, primarily related to legal costs, and an increase in other expense of $29.0 million, mainly reflecting gains on foreign exchange in 2024. These impacts were partly offset by a decrease in selling, general and administrative expenses. Adjusted net income for the full year was $114.3 million, compared to $132.5 million in 2024.

Adjusted EBITDA for full year 2025 decreased 5% to $428.8 million, compared to $452.1 million in 2024, reflecting a $41.3 million headwind (10 percentage-points) related to the disposed business(1) as well as business mix and lower interest revenue, which were unfavorable to gross profit margin.

Movement in foreign exchange rates was favorable to full year 2025 revenue and Adjusted EBITDA by $34.4 million and $10.4 million, respectively. Lower interest revenue on consumer deposits resulted in a headwind of $14.8 million (currency neutral basis) to both revenue and Adjusted EBITDA.

Operating cash flow for the full year 2025 was $236.2 million, compared to $253.8 million in 2024.

Unlevered free cash flow was $297.8 million, compared to $299.6 million in 2024.

Summary of Segment Results

	Three Months Ended			Year Ended
	December 31,		YoY	December 31,		YoY
($ in thousands) (unaudited)	2025	2024	change	2025	2024	change
Revenue:
Merchant Solutions	$222,702	$230,105	-3%	$904,668	$957,623	-6%
Digital Wallets	$220,318	$194,445	13%	$814,727	$765,505	6%
Intersegment	$(4,665)	$(4,480)	4%	$(18,007)	$(18,293)	-2%
Total Revenue	$438,355	$420,070	4%	$1,701,388	$1,704,835	0%

Adjusted EBITDA:
Merchant Solutions	$28,809	$32,516	-11%	$145,694	$190,851	-24%
Digital Wallets	$93,135	$89,219	4%	$351,734	$339,025	4%
Corporate	$(19,863)	$(18,390)	8%	$(68,580)	$(77,822)	-12%
Total Adjusted EBITDA	$102,081	$103,345	-1%	$428,848	$452,054	-5%

(1) Adjusted EBITDA for the disposed business excludes certain indirect costs that were historically allocated to the disposed business. Such allocations included labor and non-labor expenses related to the business line’s shared functions (e.g., finance, technology and legal, among others). Indirect costs associated with the disposed business were $4 million and $14 million for three and twelve months ended December 31, 2024, respectively.

Balance Sheet

As of December 31, 2025, total cash and cash equivalents were $250.2 million, total debt was $2.6 billion and net debt was $2.4 billion. Compared to December 31, 2024, total debt increased by $251.7 million, largely due to fluctuations in the EUR/USD exchange rate, which increased total debt by $143.6 million, along with net withdrawals of $104.8 million.

Full Year 2026 Financial Guidance

($ in millions, except per share amounts) (unaudited)	Full Year 2026
Revenue	$1,790 - $1,830
Adjusted EBITDA	$449 - $464
Adjusted EPS	$2.12 - $2.32

Webcast and Conference Call

Paysafe will host a live webcast to discuss the results today at 8:30 a.m. (ET). The webcast and supplemental information can be accessed on the investor relations section of the Paysafe website at ir.paysafe.com. An archive will be available after the conclusion of the live event and will remain available via the same link for one year.

Time	Tuesday, March 3 2026, at 8:30 a.m. ET
Webcast	Go to the Investor Relations section of the Paysafe website to listen and view slides
Dial in	877-407-0752 (U.S. toll-free); 201-389-0912 (International)

About Paysafe

Paysafe is a global payments platform powering the experience economy, with a strong focus on the iGaming, video gaming, e-commerce, retail, travel and hospitality sectors. With 30 years of expertise in payment technology, Paysafe helps businesses and consumers lift every experience through seamless, secure payment solutions, including card payments, digital wallets such as Skrill, eCash solutions like PaysafeCard, and a suite of local payment methods. With approximately 2,900 employees across 12 countries and annualized transactional volume of $167 billion in 2025, Paysafe connects people and businesses worldwide through innovative digital payment experiences. Further information is available at www.paysafe.com.

Contacts

Media

Nilce Piccinini

Paysafe

+1 (281) 895-5954

nilce.piccinini@paysafe.com

Investors

Kirsten Nielsen

Paysafe

+1 (646) 901-3140

kirsten.nielsen@paysafe.com

Forward-looking Statements

This press release includes “forward-looking statements” within the meaning of U.S. federal securities laws. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Paysafe Limited’s (“Paysafe,” “PSFE,” the “Company,” “we,” “us,” or “our”) actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “anticipate,” “appear,” “approximate,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “foresee,” “guidance,” “intends,” “likely,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” "will," “would” and variations of such words and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, without limitation, Paysafe’s expectations with respect to future performance.

These forward-looking statements involve significant risks, uncertainties, and events that may cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. While the company believes its assumptions concerning future events are reasonable, a number of factors could cause actual results to differ materially from those projected, including, but not limited to: cyberattacks and security vulnerabilities; complying with and changes in money laundering regulations, financial services regulations, cryptocurrency regulations, consumer and business privacy and data use regulations or other regulations in Bermuda, the UK, Ireland, Switzerland, the United States, Canada and elsewhere; risks related to our focus on specialized and high-risk verticals; geopolitical events and the economic and other impacts of such geopolitical events and the responses of governments around the world; acts of war and terrorism; the effects of global economic uncertainties, including inflationary pressure and rising interest rates, on consumer and business spending; risks associated with foreign currency exchange rate fluctuations; changes in our relationships with banks, payment card networks, issuers and financial institutions; risk related to processing online payments for merchants and customers engaged in the online gambling and foreign exchange trading sectors; risks related to becoming an unwitting party to fraud or being deemed to be handling proceeds resulting from the criminal activity by customers; the effects of chargebacks, merchant insolvency and consumer deposit settlement risk; changes to our continued financial institution sponsorships; failure to hold, safeguard or account accurately for merchant or customer funds; risks related to the availability, integrity and security of internal and external IT transaction processing systems and services; our ability to manage regulatory and litigation risks, and the outcome of legal and regulatory proceedings; failure of fourth parties to comply with contractual obligations; changes and compliance with payment card network operating rules; substantial and increasingly intense competition worldwide in the global payments industry; risks related to developing and maintaining effective internal controls over financial reporting; managing our growth effectively, including growing our revenue pipeline; any difficulties maintaining a strong and trusted brand; keeping pace with rapid technological developments; risks associated with the significant influence of our principal shareholders; the effect of regional epidemics or a global pandemic on our business; and other factors included in the “Risk Factors” in our Form 20-F and in other filings we make with the SEC, which are available at https://www.sec.gov. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

The company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events.

Paysafe Limited Condensed Consolidated Statements of Operations (unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
($ in thousands)	2025	2024	2025	2024
Revenue	$438,355	$420,070	$1,701,388	$1,704,835
Cost of services (excluding depreciation and amortization)	193,791	183,465	741,197	715,762
Selling, general and administrative	149,976	136,779	563,647	575,553
Depreciation and amortization	69,485	66,336	274,107	273,364
Impairment expense on goodwill and intangible assets	128	28	1,423	823
Restructuring and other costs	21,946	3,658	48,366	5,178
Loss on disposal of subsidiary and other assets, net	986	293	732	801
Operating income	2,043	29,511	71,916	133,354
Other (expense) / income, net	(1,064)	19,465	(7,563)	21,475
Interest expense, net	(34,051)	(33,159)	(136,414)	(140,805)
(Loss) / income before taxes	(33,072)	15,817	(72,061)	14,024
Income tax (benefit) / expense	(7,844)	(17,694)	110,446	(8,136)
Net (loss) / income	$(25,228)	$33,511	$(182,507)	$22,160

Net (loss) / income per share – basic	$(0.45)	$0.55	$(3.14)	$0.36
Net (loss) / income per share – diluted	$(0.45)	$0.54	$(3.14)	$0.36

Net (loss) / income	$(25,228)	$33,511	$(182,507)	$22,160
Other comprehensive income / (loss), net of tax of $0:
Gain / (loss) on foreign currency translation	4,394	(21,183)	24,602	(16,742)
Total comprehensive (loss) / gain	$(20,834)	$12,328	$(157,905)	$5,418

Paysafe Limited Consolidated Net (Loss) / Income per share

	Three Months Ended		Year Ended
	December 31,		December 31,
	2025	2024	2025	2024
Numerator ($ in thousands)
Net (loss) / income - basic	$(25,228)	$33,511	$(182,507)	$22,160
Net (loss) / income - diluted	$(25,228)	$33,511	$(182,507)	$22,160
Denominator (in millions)
Weighted average shares – basic	55.6	60.5	58.1	60.9
Weighted average shares – diluted	55.6	62.0	58.1	61.9
Net (loss) / income per share
Basic	$(0.45)	$0.55	$(3.14)	$0.36
Diluted	$(0.45)	$0.54	$(3.14)	$0.36

Paysafe Limited Condensed Consolidated Balance Sheets (unaudited)

($ in thousands)	December 31, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents	$250,168	$216,683
Customer accounts and other restricted cash	1,095,120	1,081,896
Accounts receivable, net of allowance for credit losses of $9,499 and $7,994, respectively	138,356	158,197
Settlement receivables, net of allowance for credit losses of $4,524 and $4,082, respectively	150,727	138,565
Prepaid expenses and other current assets	113,733	81,298
Derivative assets - current	597	—
Contingent consideration receivable – current	1,498	—
Total current assets	1,750,199	1,676,639
Deferred tax assets	14,176	91,304
Property, plant and equipment, net	28,351	24,297
Operating lease right-of-use assets	40,278	40,620
Derivative asset - non-current	—	5,502
Intangible assets, net	874,050	981,315
Goodwill	2,076,347	1,976,851
Contingent consideration receivable – non-current	3,312	—
Other assets – non-current	16,920	12,806
Total non-current assets	3,053,434	3,132,695
Total assets	$4,803,633	$4,809,334

Liabilities and equity
Current liabilities
Accounts payable and other liabilities	$209,430	$176,940
Short-term debt	10,190	10,190
Funds payable and amounts due to customers	1,181,913	1,235,104
Operating lease liabilities – current	9,016	7,653
Income taxes payable	478	5,495
Contingent consideration payable – current	1,517	8,070
Liability for share-based compensation – current	1,328	2,126
Total current liabilities	1,413,872	1,445,578
Non-current debt	2,605,038	2,353,358
Operating lease liabilities – non-current	33,814	35,573
Deferred tax liabilities	92,472	91,570
Warrant liabilities	—	1,401
Derivative financial liabilities – non-current	858	—
Liability for share-based compensation – non-current	1,100	2,268
Contingent consideration payable – non-current	1,442	325
Total non-current liabilities	2,734,724	2,484,495
Total liabilities	4,148,596	3,930,073
Commitments and contingent liabilities
Total shareholders' equity	655,037	879,261
Total liabilities and shareholders' equity	$4,803,633	$4,809,334

Paysafe Limited Condensed Consolidated Statements of Cash Flow (unaudited)

	Year Ended
	December 31,
($ in thousands)	2025	2024
Cash flows from operating activities
Net (loss) / income	$(182,507)	$22,160
Adjustments for non-cash items:
Depreciation and amortization	276,366	274,755
Unrealized foreign exchange gain	(7,266)	(4,123)
Deferred tax expense / (benefit)	74,403	(33,187)
Interest expense, net	4,075	(10,122)
Share-based compensation	32,304	38,534
Other income, net	(2,195)	(10,159)
Impairment expense on goodwill and intangible assets	1,423	823
Allowance for credit losses and other	48,251	52,649
Loss on disposal of subsidiary and other assets, net	732	801
Non-cash lease expense	9,348	8,939
Movements in working capital:
Accounts receivable, net	(12,763)	(43,241)
Prepaid expenses, other current assets, and related party receivables	(5,398)	(11,582)
Accounts payable, other liabilities, and related party payables	(571)	(26,651)
Income tax payable / receivable	(47)	(5,792)
Net cash flows from operating activities	236,155	253,804
Cash flows in investing activities
Purchase of property, plant & equipment	(12,579)	(15,935)
Purchase of merchant portfolios	(21,211)	(8,778)
Other intangible asset expenditures	(94,187)	(95,783)
Disposal of subsidiaries	1,948	—
Receipts under derivative financial instruments	4,469	8,919
Cash outflow for merchant reserves	(36,390)	—
Cash inflow from merchant reserves	17,377	6,510
Other investing activities, net	163	(3,313)
Net cash flows used in investing activities	(140,410)	(108,380)
Cash flows from financing activities
Repurchases of shares withheld for taxes	(10,580)	(7,554)
Proceeds from employee share purchase plan	1,111	786
Purchase of treasury shares	(90,831)	(42,921)
Settlement funds - merchants and customers, net	(160,813)	(163,837)
Repurchase of borrowings	—	(92,278)
Proceeds from loans and borrowings	251,963	220,352
Repayments of loans and borrowings	(156,214)	(174,718)
Payment of debt issuance costs	—	(491)
Proceeds under line of credit	847,000	855,000
Repayments under line of credit	(838,000)	(865,000)
Contingent and deferred consideration paid	(7,319)	(10,138)
Other financing activities	300	—
Net cash flows used in financing activities	(163,383)	(280,799)
Effect of foreign exchange rate changes	114,347	(64,315)
Increase / (decrease) in cash and cash equivalents, including customer accounts and other restricted cash during the period	$46,709	$(199,690)
Cash and cash equivalents, including customer accounts and other restricted cash at beginning of the period	1,298,579	1,498,269
Cash and cash equivalents at end of the period, including customer accounts and other restricted cash	$1,345,288	$1,298,579

	Year Ended
	December 31,
	2025	2024
Cash and cash equivalents	$250,168	$216,683
Customer accounts and other restricted cash, net	1,095,120	1,081,896
Total cash and cash equivalents, including customer accounts and other restricted cash, net	$1,345,288	$1,298,579

Non-GAAP Financial Measures

To supplement the company’s condensed consolidated financial statements presented in accordance with generally accepted accounting principles, or GAAP, the company uses non-GAAP measures of certain components of financial performance. This includes organic revenue growth, Gross Profit (excluding depreciation and amortization), Adjusted EBITDA, Unlevered free cash flow, Adjusted net income, Adjusted net income per share, and Net leverage which are supplemental measures that are not required by, or presented in accordance with, accounting principles generally accepted in the United States (“U.S. GAAP”).

Organic revenue growth is defined as growth excluding the impact of foreign currency fluctuations, revenue from interest on consumer deposits, acquisitions, and dispositions. Management believes organic revenue growth to be useful to users of our financial data because it enables them to better understand underlying revenue growth from period to period excluding the impact of these non-organic items.

Gross Profit (excluding depreciation and amortization) is defined as revenue less cost of services (excluding depreciation and amortization). Management believes Gross Profit to be a useful profitability measure to assess the performance of our businesses and ability to manage cost.

Adjusted EBITDA is defined as net income/(loss) before the impact of income tax (benefit)/expense, interest expense, net, depreciation and amortization, share-based compensation, impairment expense on goodwill and other assets, restructuring and other costs, loss/(gain) on disposal of a subsidiaries and other assets, net, and other income/(expense), net. These adjustments also include certain costs and transaction items that are not reflective of the underlying operating performance of the company. Management believes Adjusted EBITDA to be a useful profitability measure to assess the performance of our businesses and improves the comparability of operating results across reporting periods.

Adjusted net income excludes the impact of certain non-operational and non-cash items. Adjusted net income is defined as net income/(loss) attributable to the company before the impact of other non-operating income / (expense), net, impairment expense on goodwill and other assets, restructuring and other costs, accelerated amortization of debt fees, amortization of acquired assets, loss/(gain) on disposal of subsidiaries and other assets, share-based compensation, discrete tax items and the income tax (benefit)/expense on these non-GAAP adjustments. Adjusted net income per share is adjusted net income as defined above divided by adjusted weighted average dilutive shares outstanding. Management believes the removal of certain non-operational and non-cash items from net income enhances shareholders' ability to evaluate the company’s business performance and profitability by improving comparability of operating results across reporting periods.

Unlevered free cash flow is defined as net cash flows provided by/used in operating activities, adjusted for the impact of capital expenditure, payments relating to restructuring and other costs and cash paid for interest. Capital expenditure includes purchases of property plant & equipment and purchases of other intangible assets, including software development costs. Capital expenditure does not include purchases of merchant portfolios. Management believes unlevered free cash flow to be a liquidity measure that provides useful information about the amount of cash generated by the business.

Net leverage is defined as net debt (gross debt less cash and cash equivalents) divided by the last twelve months Adjusted EBITDA. Management believes net leverage is a useful measure of the company's credit position and progress towards leverage targets.

Management believes the presentation of these non-GAAP financial measures, including Gross Profit, Adjusted EBITDA, Unlevered free cash flow, Adjusted net income, Adjusted net income per share, and Net leverage when considered together with the company’s results presented in accordance with GAAP, provide users with useful supplemental information in comparing the operating results across reporting periods by excluding items that are not considered indicative of Paysafe’s core operating performance. In addition, management believes the presentation of these non-GAAP financial measures provides useful supplemental information in assessing the company’s results on a basis that fosters comparability across periods by excluding the impact on the company’s reported GAAP results of acquisitions and dispositions that have occurred in such periods. However, these non-GAAP measures exclude items that are significant in understanding and assessing Paysafe’s financial results or position.

Therefore, these measures should not be considered in isolation or as alternatives to revenue, net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP.

You should be aware that Paysafe’s presentation of these measures may not be comparable to similarly titled measures used by other companies. In addition, the forward-looking non-GAAP financial measure of Adjusted EBITDA provided herein have not been reconciled to the comparable GAAP measure due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations. We have reconciled the historical non-GAAP financial measures presented herein to their most directly comparable GAAP financial measures. A reconciliation of our forward-looking non-GAAP financial measures to their most directly comparable GAAP financial measures cannot be provided without unreasonable effort because of the inherent difficulty of accurately forecasting the occurrence and financial impact of the adjusting items necessary for such reconciliations that have not yet occurred, are out of our control, or cannot be reasonably predicted. For the same reasons, we are unable to address the probable significance of the unavailable information, which could be material to future results.

Reconciliation of GAAP Net (Loss) / Income to Adjusted EBITDA

	Three Months Ended		Year Ended
	December 31,		December 31,
($ in thousands)	2025	2024	2025	2024
Net (loss) / income	$(25,228)	$33,511	$(182,507)	$22,160
Income tax (benefit) / expense	(7,844)	(17,694)	110,446	(8,136)
Interest expense, net	34,051	33,159	136,414	140,805
Depreciation and amortization	69,485	66,336	274,107	273,364
Share-based compensation expense	7,493	3,519	32,304	38,534
Impairment expense on goodwill and intangible assets	128	28	1,423	823
Restructuring and other costs	21,946	3,658	48,366	5,178
Loss on disposal of subsidiaries and other assets, net	986	293	732	801
Other expense / (income), net	1,064	(19,465)	7,563	(21,475)
Adjusted EBITDA	$102,081	$103,345	$428,848	$452,054

Reconciliation of Revenue to Non-GAAP Organic Revenue

	Three Months Ended		Year Ended
	December 31,		December 31,
($ in thousands)	2025	2024	2025	2024
Revenue	$438,355	$420,070	$1,701,388	$1,704,835
Currency adjustment (1)	(18,279)	—	(34,404)	—
Interest revenue adjustment (2)	(3,674)	(6,955)	(18,689)	(33,453)
Disposal adjustments (3)	—	(12,931)	(5,213)	(104,379)
Organic revenue (4)	$416,402	$400,184	$1,643,082	$1,567,003

(1)
This adjustment eliminates the impact of foreign exchange on revenue.
(2)
This adjustment eliminates the impact of revenue from interest on consumer deposits adjusted to exclude the effect of any fluctuations in foreign exchange rates.
(3)
This adjustment eliminates all revenue generated from the direct marketing payments processing business line that was disposed of during the first quarter of 2025.
(4)
Organic revenue is defined as revenues in the stated period excluding the impact from acquisitions, dispositions, foreign currency fluctuations and interest revenue on consumer deposits. For dispositions in the current year, the pre-disposition results are excluded from the organic revenue calculations. There were no acquisitions requiring adjustments in the stated periods. Reported revenue growth and organic revenue growth for the three months ended December 31, 2025 was 4% and 4%, respectively. Reported revenue growth and organic revenue growth for the year ended December 31, 2025 was 0% and 5%, respectively. Organic revenue growth is measured as the change in organic revenue for the current period, divided by organic revenue from the prior period.

Reconciliation of Revenue to Non-GAAP Organic Revenue by Segment

Merchant Solutions

	Three Months Ended		Year Ended
	December 31,		December 31,
($ in thousands)	2025	2024	2025	2024
Revenue	$222,702	$230,105	$904,668	$957,623
Currency adjustment (1)	(408)	—	(893)	—
Interest revenue adjustment (2)	(332)	(562)	(1,568)	(2,502)
Disposal adjustments (3)	—	(12,931)	(5,213)	(104,379)
Organic revenue (4)	$221,962	$216,612	$896,994	$850,742

Digital Wallets

	Three Months Ended		Year Ended
	December 31,		December 31,
($ in thousands)	2025	2024	2025	2024
Revenue	$220,318	$194,445	$814,727	$765,505
Currency adjustment (1)	(17,870)	—	(33,510)	—
Interest revenue adjustment (2)	(3,342)	(6,394)	(17,120)	(30,952)
Organic revenue (4)	$199,106	$188,051	$764,097	$734,553

(1)
This adjustment eliminates the impact of foreign exchange on revenue.
(2)
This adjustment eliminates the impact of revenue from interest on consumer deposits adjusted to exclude the effect of any fluctuations in foreign exchange rates.
(3)
This adjustment eliminates all revenue generated from the direct marketing payments processing business line that was disposed of during the first quarter of 2025.
(4)
Organic revenue is defined as revenues in the stated period excluding the impact from acquisitions, dispositions, foreign currency fluctuations and interest revenue on consumer deposits. For dispositions in the current year, the pre-disposition results are excluded from the organic revenue calculations. There were no acquisitions requiring adjustments in the stated periods. Reported revenue growth and organic revenue growth for the three months ended December 31, 2025 was 13% and 6%, respectively, for the Digital Wallets segment, and was (3%) and 2%, respectively, for the Merchant Solutions segment. Reported revenue growth and organic revenue growth for the year ended December 31, 2025 was 6% and 4%, respectively, for the Digital Wallets segment, and (6%) and 5%, respectively, for the Merchant Solutions segment. Organic revenue growth is measured as the change in organic revenue for the current period, divided by organic revenue from the prior period.

Reconciliation of Operating Cash Flow to Non-GAAP Unlevered Free Cash Flow

	Three Months Ended		Year Ended
	December 31,		December 31,
($ in thousands)	2025	2024	2025	2024
Net cash inflows from operating activities	$74,911	$58,895	$236,155	$253,804
Capital expenditure	(25,166)	(31,875)	(106,766)	(111,718)
Cash paid for interest	39,193	41,619	132,339	150,927
Payments relating to Restructuring and other costs	14,015	1,873	36,043	6,579
Unlevered Free Cash Flow	$102,953	$70,512	$297,771	$299,592

Reconciliation of GAAP Gross Profit to Non-GAAP Gross Profit (excluding depreciation and amortization)

	Three Months Ended		Year Ended
	December 31,		December 31,
($ in thousands)	2025	2024	2025	2024
Revenue	$438,355	$420,070	$1,701,388	$1,704,835
Cost of services (excluding depreciation and amortization)	193,791	183,465	741,197	715,762
Depreciation and amortization	69,485	66,336	274,107	273,364
Gross Profit (1)	$175,079	$170,269	$686,084	$715,709
Depreciation and amortization	69,485	66,336	274,107	273,364
Gross Profit (excluding depreciation and amortization)	$244,564	$236,605	$960,191	$989,073

(1)
Gross Profit has been calculated as revenue, less cost of services and depreciation and amortization. Gross profit is not presented within the company's consolidated financial statements.

Reconciliation of GAAP Net (Loss) / Income to Adjusted Net Income

	Three Months Ended		Year Ended
	December 31,		December 31,
($ in thousands)	2025	2024	2025	2024
Net (loss) / income	$(25,228)	$33,511	$(182,507)	$22,160
Other non operating expense / (income), net (1)	1,523	(18,018)	11,564	(12,594)
Impairment expense on goodwill and intangible assets	128	28	1,423	823
Amortization of acquired assets (2)	32,896	33,440	131,647	134,291
Restructuring and other costs	21,946	3,658	48,366	5,178
Loss on disposal of subsidiaries and other assets, net	986	293	732	801
Share-based compensation expense	7,493	3,519	32,304	38,534
Discrete tax items (3)	(2,421)	(21,131)	119,045	(13,104)
Income tax expense on non-GAAP adjustments (4)	(11,808)	(5,737)	(48,256)	(43,569)
Adjusted net income	$25,515	$29,563	$114,318	$132,520
(in millions)
Weighted average shares - diluted	55.6	62.0	58.1	61.9
Adjusted diluted impact	0.1	—	0.6	—
Adjusted weighted average shares - diluted	55.7	62.0	58.7	61.9

(1)
Other non-operating expense, net primarily consists of income and expenses outside of the company's operating activities, including, fair value gain / loss on warrant liabilities and derivatives, gain / loss on repurchases of debt, gain / loss on foreign exchange and the release of certain provisions.
(2)
Amortization of acquired asset represents amortization expense on the fair value of intangible assets acquired through various Company acquisitions, including brands, customer relationships, software and merchant portfolios.
(3)
Discrete tax items mainly represent (a) valuation allowance (benefit) / expense recorded on deferred tax assets representing a benefit of ($1,862) and ($10,440) for the three months ended December 31, 2025 and 2024, respectively, and an expense of $120,531 and a benefit of ($1,900) for the year ended December 31, 2025 and 2024, respectively (b) measurement period adjustments which were ($1,217) and ($11,059) for the three months ended December 31, 2025 and 2024, respectively, and ($802) and ($11,441) for the year ended December 31, 2025 and 2024, respectively, and (c) discrete tax expense on share-based compensation, which would not have been incurred as share-based compensation expense is removed from adjusted net income, of $1,434 and $679 for the three months ended December 31, 2025 and 2024, respectively, and $1,661 and $3,206 for the year ended December 31, 2025 and 2024, respectively. The remaining discrete tax items mainly relate to the movement in uncertain tax provisions relating to prior years as well as tax rate changes.
(4)
Income tax expense on non-GAAP adjustments reflects the tax expense on each taxable adjustment using the current statutory tax rate of the applicable jurisdiction specific to that adjustment.

Adjusted Net Income per Share

	Three Months Ended		Year Ended
	December 31,		December 31,
	2025	2024	2025	2024
Numerator ($ in thousands)
Adjusted net income - basic	$25,515	$29,563	$114,318	$132,520
Adjusted net income - diluted	$25,515	$29,563	$114,318	$132,520
Denominator (in millions)
Weighted average shares – basic	55.6	60.5	58.1	60.9
Adjusted weighted average shares – diluted (1)	55.7	62.0	58.7	61.9
Adjusted net income per share
Basic	$0.46	$0.49	$1.97	$2.18
Diluted	$0.46	$0.48	$1.95	$2.14

(1)
The denominator used in the calculation of diluted adjusted net income per share for the three months and year ended December 31, 2025 and 2024 includes the dilutive effect of the company's restricted stock units.